Via Facsimile and U.S. Mail
Mail Stop 6010


August 25, 2005


Mr. Darrell R. Wells
President and Chief Executive Officer
Citizens Financial Corporation
12910 Shelbyville Road
Lousiville, KY 40243


Re:	Citizens Financial Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	File No.  000-20148

Dear Mr. Wells:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended December 31, 2004

Cash Flow and Liquidity, page 28

1. We note that the Company has not included its policy benefits and claims payable or interest on long term debt in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of these items in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves and interest payments on long term debt.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations and Significant Accounting Policies

Benefit Reserves and Policyholder Deposits, page 41

2. We note from your disclosure that your investment yield assumptions range from 6% to 7%. We also refer to page 24 where you disclose the actual investment yield of your investment portfolio, which ranges from 4.5% to 5.6% for the five years presented. Please explain to us why you believe your investment yield assumptions are appropriate considering the fact that your actual yields have been lower than the low end of your assumed investment yield.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-
3648
or Joseph Roesler, Review Accountant, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Darrell R. Wells
Citizens Financial Corporation
August 25, 2005
Page 3